Exhibit 99.3

LDK Solar Signs Contract to Purchase Polysilicon Production Equipment from GT Solar

     Xinyu City, China and Sunnyvale, CA, July 20, 2007 — LDK Solar Co., Ltd. (NYSE: LDK), a leading manufacturer of multicrystalline solar wafers, announced today that it has signed a contract to purchase polysilicon production equipment from U.S.-based GT Solar Incorporated, a subsidiary of GT Solar International, Inc.
     Under this contract, LDK Solar will purchase polysilicon reactors and other polysilicon production equipment for installation in its manufacturing facilities in Xinyu City, enabling the Company to produce virgin silicon feedstock for use in its production of multicrystalline solar wafers. LDK expects that following installation of this equipment, the Company will have polysilicon production capacity of up to 6,000 metric tons in 2008 and 15,000 metric tons in 2009.
     “Through the purchase of this equipment, we are expanding our capabilities in the solar value chain, adding the production of pure polysilicon to our operations,” stated Xiaofeng Peng, Chairman and CEO. “In combination with our ability to use recyclable polysilicon in our production process, producing our own pure polysilicon feedstock will enhance our cost efficiencies.
     “We look forward to working with GT Solar and installing their best-in-class polysilicon production equipment into our manufacturing facilities. Our purchase contract with GT Solar is a key element of our expanding production plans,” concluded Mr. Peng.
     “We are excited to work with an industry leader, LDK, in providing them with the equipment that supports their operational expansion,” stated Tom Zarrella, President and CEO of GT Solar International.
     GT’s VP for Polysilicon, David Keck, stated, “LDK has plans to become a leader in polysilicon production, so we are pleased to be working with them and to continue our long standing relationship.”
     LDK Sr. VP of manufacturing, Nick Sarno, also stated, “This is an exciting day for LDK Solar as the Company has taken one more step toward becoming the world leader in low cost solar wafer manufacturing by securing future polysilicon supplies. The LDK team is looking forward to working with GT Solar and, in particular, with the team headed by Dave Keck. The future offers both challenges and great rewards for all involved.”

About LDK Solar
     LDK Solar Co., Ltd. is a leading manufacturer of multicrystalline solar wafers, which are the principal raw material used to produce solar cells. LDK sells multicrystalline wafers globally to manufacturers of photovoltaic products, including solar cells and solar modules. In addition, the company provides wafer processing services to monocrystalline and multicrystalline solar cell and module manufacturers. LDK’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi province in the People’s Republic of China. The company’s office in the United States is located in Sunnyvale, California.
About GT Solar
     GT is one of the largest providers of manufacturing equipment and turnkey manufacturing solutions to the PV industry. Based in Merrimack, NH (USA), the company’s products include equipment used to produce multicrystalline solar wafers, cells, modules. GT Solar also manufactures polysilicon reactors, which allow its customers to produce the polysilicon from which solar wafers are made. For more information, go to www.gtsolar.com.
Safe Harbor Statement
     This press release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Although LDK believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements are subject to risk and uncertainties that could cause actual results to differ materially from those projected.

For more information contact:
Lisa Laukkanen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com
+1-415-217-4967

Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1- 408-245-8801